UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
                 (Translation of registrant's name into English)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   [_]                Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   [_]                No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

On April 20, 2004, Husky Energy Inc. issued a press release announcing its earnings for the three-month period ended March 31, 2004. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              HUSKY ENERGY INC.


                                              By: /s/ James D. Girgulis
                                                  --------------------------
                                                  James D. Girgulis
                                                  Vice President, Legal &
                                                  Corporate Secretary


Date: April 20, 2004

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]

--------------------------------------------------------------------------------
QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2004
--------------------------------------------------------------------------------

Q1                                   Expanding the Horizon

                                                 HUSKY ENERGY, INC.

--------------------------------------------------------------------------------


                 HUSKY ENERGY REPORTS 2004 FIRST QUARTER RESULTS


Calgary, Alberta - Husky Energy Inc. reported net earnings of $263 million or $0.60 per share (diluted) in the first quarter of 2004, compared with $408 million or $1.01 per share (diluted) in the same quarter of 2003. Cash flow from operations in the first quarter was $583 million or $1.36 per share (diluted), compared with $747 million or $1.76 per share (diluted) in the same quarter of 2003. Sales and operating revenues, net of royalties, were $2.1 billion in the first quarter of 2004, compared with $2.2 billion in the first quarter of 2003. The difference in the financial performance between the first quarter 2004 and the first quarter 2003 is primarily due to the stronger Canadian dollar relative to the U.S. dollar on our realized commodity prices and U.S. dollar denominated debt translation. As mentioned in Husky Energy's Annual Report, the decline in the U.S. dollar compared with other major currencies is less favorable to the Company because oil and gas prices are largely denominated in U.S. dollars. On a quarter to quarter comparison, the Canadian dollar strengthened to, on average, U.S. $0.759 from U.S. $0.663, an increase of 14 percent. Regarding the U.S. dollar denominated debt translation, the first quarter of 2004 included a net loss of $9 million or $0.02 per share, compared with a net gain of $92 million or $0.22 per share in the first quarter of 2003.

"Husky's results in the first quarter of 2004 showed the impact of a stronger Canadian dollar compared with the first quarter of 2003. This impact offset the increase in the WTI benchmark oil price and compounded the effect of a lower NYMEX natural gas price," said John C.S. Lau, President & Chief Executive Officer of Husky Energy.

Total production in the first quarter of 2004 averaged 324,400 barrels of oil equivalent (boe) per day, a four percent increase compared with 312,100 boe per day in the first quarter of 2003. Total crude oil and natural gas liquids production was 212,100 barrels (bbls) per day, compared with 213,500 bbls per day in the first quarter of 2003. Natural gas production was 674 million cubic feet (mmcf) per day, a 14 percent increase from 591 mmcf per day in the same period last year.

Husky's capital expenditures in the first quarter of 2004 were $582 million, compared with $500 million in the first quarter of 2003. Husky's planned capital expenditures for 2004 remain at $2.1 billion, including $585 million for the East Coast projects.

The Company continued to make good progress on its major projects during this quarter. The White Rose offshore project has reached another milestone. The SEAROSE FPSO, the project's floating production, storage and offloading vessel, arrived in Marystown, Newfoundland and Labrador after a 55-day voyage from South Korea. "With the arrival of the SEAROSE FPSO, we now look forward to the final phase of construction leading to first oil production in late 2005 or early 2006," Mr. Lau said.

In the oil sands, the Company has applied for provincial government approval for the 30,000 bbls per day Tucker project and submitted public disclosure documents for the 200,000 bbls per day Sunrise project to the Alberta Energy and Utilities Board.

Internationally, the first of three new development wells at the Wenchang oil field in the South China Sea was brought on stream in March.

During the first quarter of 2004, Husky announced that it is proceeding with the engineering and design work for the construction of a 130 million litre per year ethanol production facility at Lloydminster, Saskatchewan. The Company is also proceeding with plans to upgrade the Prince George, B.C. light oil refinery to meet low sulphur fuel specifications and expand production. Both projects are expected to be on stream in 2005.

   [GRAPHIC OMMITTED]
      NET EARNINGS
      ($ millions)

   Q1 2002         132
   Q1 2003         408
   Q1 2004         263



    [GRAPHIC OMMITTED]
CASH FLOW FROM OPERATIONS
      ($ millions)

   Q1 2002         373
   Q1 2003         747
   Q1 2004         583


   [GRAPHIC OMMITTED]
    TOTAL PRODUCTION
      ($ millions)

   Q1 2002         289
   Q1 2003         312
   Q1 2004         324

MANAGEMENT'S DISCUSSION  AND ANALYSIS
April 20, 2004


Management's Discussion and Analysis is the Company's explanation of its financial performance for the period covered by the unaudited financial statements along with an analysis of the Company's financial position and prospects. It should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2004 in this Interim Report and the audited Consolidated Financial Statements, Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2003 filed March 18, 2004 on SEDAR at www.sedar.com. The unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. All dollar amounts are in millions of Canadian dollars, unless otherwise indicated. All comparisons refer to the first quarter of 2004 compared with the first quarter of 2003, unless otherwise indicated. The calculations of barrels of oil equivalent ("boe") and thousand cubic feet of gas equivalent ("mcfge") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Unless otherwise indicated, all production volumes quoted are gross, which represent the Company's working interest share before royalties, and prices quoted are those realized by the Company, which include the effect of hedging gains and losses. Crude oil has been classified as the following: light crude oil has an API gravity of 30 degrees or more; medium crude oil has an API gravity of 21 degrees or more and less than 30 degrees; heavy crude oil has an API gravity of less than 21 degrees.

Management's Discussion and Analysis contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles as an indicator of the Company's financial performance. The Company's determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations generated by each business segment represents a measurement of financial performance for which each reporting business segment is responsible. The other items required to arrive at consolidated cash flow from operations are considered a corporate responsibility.

Certain of the statements set forth under "Management's Discussion and Analysis" and elsewhere in this Interim Report, including statements which may contain words such as "could", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts, are forward-looking and are based upon the Company's current belief as to the outcome and timing of such future events. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described under the heading "Business Environment". Should one or more of these events occur, or should any of the underlying assumptions prove incorrect, the Company's actual results and plans for 2004 and beyond could differ materially from those expressed in the forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information. Such forward-looking statements should be read in conjunction with the Company's disclosures under the heading: "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE `SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995". Refer to the section "Forward-looking Statements".

HIGHLIGHTS

FINANCIAL SUMMARY (1)
----------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED
                                                      MARCH 31    DEC. 31  SEPT. 30   JUNE 30     MARCH 31
                                                          2004       2003      2003      2003         2003
----------------------------------------------------------------------------------------------------------
Sales and operating revenues, net of royalties       $   2,086     $1,800  $  1,871    $1,769    $   2,218
Cash flow from operations                                  583        568      604        540          747
Segmented earnings
  Upstream                                           $     236     $  169  $   215     $  374    $     309
  Midstream                                                 60         46       41         49           49
  Refined Products                                           5          6       22          3            1
  Corporate and eliminations                               (38)        15      (29)        15           49
----------------------------------------------------------------------------------------------------------
Net earnings                                         $     263     $  236  $   249     $  441    $     408
==========================================================================================================
  Per share    - Basic                               $    0.60     $ 0.60  $  0.56     $ 1.09    $     1.01
               - Diluted                                  0.60       0.60     0.56       1.09          1.01
Dividends declared per common share                       0.10       0.10     0.10       0.09          0.09
Special dividend per common share                           --         --     1.00          --           --
Return on equity (2)                    (PERCENT)         20.5       24.1     25.2        23.6         21.7
Return on average capital employed (2)  (PERCENT)         15.9       18.1     18.5        17.6         15.8
===========================================================================================================

(1) 2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

(2)  Calculated for the twelve months ended for the periods shown.



                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  2

PRODUCTION, BEFORE ROYALTIES
---------------------------------------------------------------------------------------------------
                                                               THREE MONTHS ENDED
                                               MARCH 31    DEC. 31   SEPT. 30    JUNE 30  MARCH 31
                                                   2004       2003       2003       2003      2003
---------------------------------------------------------------------------------------------------
Crude oil and NGL             (MBBLS/DAY)
  Western Canada
    Light crude oil & NGL                          32.9       34.7       30.3       31.4     33.4
    Medium crude oil                               36.1       37.9       38.2       39.4     41.4
    Heavy crude oil                               105.6      107.8       99.2       94.7     97.8
---------------------------------------------------------------------------------------------------
                                                  174.6      180.4      167.7      165.5    172.6
  East Coast Canada
    Terra Nova - light crude oil                   17.6       17.8       14.6       19.0     15.7
  China
    Wenchang - light crude oil                     19.9       19.5       20.3       24.5     25.2
---------------------------------------------------------------------------------------------------

                                                  212.1      217.7      202.6      209.0    213.5
---------------------------------------------------------------------------------------------------

Natural gas                  (MMCF/DAY)           673.6      655.7      585.7      609.4    591.2
---------------------------------------------------------------------------------------------------

Total                        (MBOE/DAY)           324.4      327.0      300.2      310.6    312.1
===================================================================================================

         FIRST QUARTER OF 2004 COMPARED WITH THE FOURTH QUARTER OF 2003

Total production from Husky's properties in Western Canada in the first quarter of 2004 averaged 286.9 mboe per day, down one percent from the 289.7 mboe per day in the fourth quarter of 2003.

Natural gas production was up three percent from fourth quarter of 2003 levels, averaging 673.6 mmcf per day. The increase in natural gas production related to the winter drilling program of shallow natural gas wells in the northern plains, additional development wells drilled in southern Alberta and Saskatchewan including the Shackleton/Lacadena natural gas development project and additional production brought on stream from foothills exploration wells.

Total crude oil and NGL production in Western Canada was 174.6 mbbls per day, down three percent from 180.4 mbbls per day in the previous quarter. The lower crude oil production during the first quarter of 2004 was due to cold weather and power outages combined with natural reservoir decline partially offset by additional primary production and the continued expansion of the Bolney/Celtic thermal project.

Husky's production from the Terra Nova oil field averaged 17.6 mbbls of oil per day in the first quarter of 2004, down one percent from 17.8 mbbls per day in the previous quarter.

In the South China Sea, Husky's production averaged 19.9 mbbls of oil per day during the first quarter of 2004, up two percent from 19.5 mbbls per day in the previous quarter.

EXPLORATION

WESTERN CANADA

During the first quarter of 2004 Husky's exploration program was focussed in northern Alberta and northeastern British Columbia. Husky's wildcat drilling was located primarily in the overthrust belt and deep basin areas in Alberta and British Columbia. During the first quarter 24 discovery wells were evaluated and are expected to be tied-in during the coming months depending on surface access.

SOUTH CHINA SEA

Husky expects to begin drilling the Changchang 12-1-1 deep water exploratory well later in the second quarter of 2004. The well is located in Block 40-30 in 600 metres of water and will test a large structure in the Pearl River Mouth Basin.

Seismic interpretation is underway on a 1,000 square kilometre 3-D survey shot in the Beibu Gulf over Block 23-15.


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  3

MAJOR PROJECTS

WESTERN CANADA

SHACKLETON/LACADENA

During the first quarter of 2004, 11 development wells were brought on stream bringing the total number of producing wells to 225. Current plans call for an additional 60 wells to be drilled by the fourth quarter of 2004. During the first quarter of 2004, additional compression was installed and plans to add further compression in the third quarter of 2004 will bring total capacity to 60 mmcf per day.

THERMAL PROJECTS

Husky commenced development of a new battery at the Bolney/Celtic thermal project in the first quarter of 2004. With improved heat recovery and optimization at Bolney/Celtic and Pikes Peak, thermal floods production from Husky's thermal operations increased to 18.4 mbbls per day during the first quarter of 2004, an increase of five percent from the fourth quarter of 2003.

OIL SANDS

TUCKER, ALBERTA

During the first quarter of 2004 Husky's stratigraphic drilling program continued and further refinements of the geological model were made. The Alberta Energy and Utilities Board completed the technical aspect of their review of the proposed project. Approval of the project is expected in the second quarter of 2004.

SUNRISE, ALBERTA

During the first quarter of 2004 public disclosure documents were submitted to the Alberta Energy and Utilities Board. Husky expects to complete and submit the Commercial Project Application and Environmental Impact Assessment in the second quarter of 2004. During the quarter 137 stratigraphic test wells and four service wells were drilled along with completion of several geophysical surveys.

OFFSHORE EAST COAST OF CANADA

WHITE ROSE

The floating production, storage and offloading vessel, SEAROSE FPSO (the "FPSO") arrived at Marystown, Newfoundland and Labrador in early April, 2004. Over the following 18 months the topside facilities will be installed on the FPSO and commissioned. The turret and accommodation modules have already been installed on the FPSO. The riser buoy arrived at Bay Bulls, Newfoundland and Labrador and is expected to be installed at the White Rose field during the third quarter of 2004 where it will moor the FPSO and connect it to the subsea flowlines and risers. At the White Rose field site drilling is well underway, four wells have been drilled to total depth, one horizontal producing well and three water injection wells.

HUSKY LLOYDMINSTER UPGRADER

A major debottleneck project has been approved for the Husky Lloydminster Upgrader. This project will increase the throughput capacity of the plant from 77,000 barrels per day to 82,000 barrels per day. Nine projects have been identified and are currently in various stages of design and construction. Engineering studies to identify further debottleneck opportunities are continuing.

LLOYDMINSTER ETHANOL PLANT

During the first quarter of 2004 contractor selection for the Lloydminster ethanol plant was completed and detailed engineering work continued on the 130 million litre per year plant. Start up of the plant is expected in the fall of 2005.

PRINCE GEORGE REFINERY

During the first quarter of 2004 Husky announced its decision to upgrade its refinery in Prince George, British Columbia. The upgrade will provide the refinery with the capacity to produce low sulphur fuels that meet the Government of Canada's new fuel specifications. Husky expects the work to be completed and the plant on stream by the second quarter of 2005 and will cost $73 million.

The Prince George refinery has a current design rate capacity of 10,000 barrels per day and produces a full slate of light refined petroleum products.


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  4

2004 PRODUCTION FORECAST

Husky's previously provided annual production forecast for 2004 remains unchanged. Total production is expected to average between 320 and 350 mboe per day. Production in 2004 comprises 67 to 76 mbbls per day of light crude oil and NGL, 35 to 40 mbbls per day of medium crude oil, 105 to 115 mbbls per day of heavy crude oil and 670 to 710 mmcf per day of natural gas production.


BUSINESS ENVIRONMENT

Husky's financial results are significantly influenced by its business environment. Risks include, but are not limited to:

     %    Crude oil and natural gas prices
     %    Cost to find, develop, produce and deliver crude oil and natural gas
     %    Demand for and ability to deliver natural gas
     %    The exchange rate between the Canadian and U.S. dollars
     %    Refined petroleum products margins
     %    Demand for Husky's pipeline capacity
     %    Demand for refined petroleum products
     %    Government regulations
     %    Cost of capital


AVERAGE BENCHMARK PRICES AND U.S. EXCHANGE RATE
----------------------------------------------------------------------------------------------------------------------
                                                                                      Three months ended
                                                           MARCH 31       Dec. 31     Sept. 30     June 30    March 31
                                                               2004          2003         2003        2003        2003
----------------------------------------------------------------------------------------------------------------------
WTI (1)                                 (U.S. $/BBL)       $  35.15      $  31.18     $  30.20    $  28.91    $  33.86
Canadian par light crude 0.3% sulphur   ($/BBL)            $  46.00      $  39.95     $  41.33    $  41.58    $  51.40
NYMEX                                   (U.S. $/MMBTU)     $   5.69      $   4.58     $   4.97    $   5.39    $   6.60
NIT                                     ($/GJ)             $   6.26      $   5.30     $   5.97    $   6.63    $   7.51
WTI/Lloyd blend differential            (U.S. $/BBL)       $  10.12      $  10.37     $   8.73    $   6.98    $   8.12
U.S./Canadian dollar exchange rate      (U.S. $)           $  0.759      $  0.760     $  0.725    $  0.716    $  0.663
------------------------------------------------------------------------------------------------------------------------

(1) Prices quoted are near-month contract prices for settlement during the next month.

COMMODITY PRICE RISK

CRUDE OIL

During the first quarter of 2004 the average price of West Texas Intermediate crude oil ("WTI") in Canadian dollars was lower compared with the same period in 2003 due to the increased value of the Canadian dollar against the U.S. dollar during the first quarter of 2004. The effect of changes in the value of the Canadian dollar relative to the U.S. dollar is further explained in the section "Foreign Exchange Risk".

Compared with the first quarter of 2003, during which WTI was relatively flat, WTI increased throughout the first quarter of 2004. During the first quarter of 2004 global crude oil prices increased as a result of the perception that supply was not keeping pace with demand, particularly in the United States and China. This perception, combined with planned production cuts in April by the Organization of Petroleum Exporting Countries ("OPEC") and uncertainty in various areas around the world, could buoy prices in the near term. OPEC has stated that it intends to manage its production quotas to keep its basket prices within the U.S. $24 to U.S. $28/bbl price band. Numerous factors could affect crude oil prices for the remainder of 2004, not the least of which is the level of OPEC's actual production in light of current prices compared with stated quotas.

During the first quarter of 2004 heavy crude oil differentials averaged U.S. $10.12/bbl for WTI/Lloyd blend compared with U.S. $8.12/bbl during the same period a year earlier. The wider differential tends to reduce Husky's overall financial results as the Company's crude oil production is weighted toward heavier gravity crudes. In periods of wider differentials, Husky's heavy oil upgrader substantially offsets the impact of lower heavy crude prices due to the wider differentials.


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  5

WTI AND HUSKY REALIZED CRUDE OIL PRICES

($/BBL)

GRAPH OF INDUSTRY CONDITIONS
                                                  ----------------------------------------------------------------------
                                                   Q1-01    Q2-01    Q3-01    Q4-01    Q1-02    Q2-02    Q3-02    Q4-02
                                                  ----------------------------------------------------------------------
West Texas Intermediate ("WTI")(U.S. $)           $28.72   $27.96   $26.76   $20.43   $21.64   $26.25   $28.27   $28.15
Husky realized light crude oil price (C $)        $27.87   $28.62   $32.24   $19.51   $30.35   $35.56   $39.64   $42.58
Husky realized medium crude oil price (C $)       $21.55   $24.81   $27.78   $15.84   $24.84   $30.90   $34.76   $30.92
Husky realized heavy crude oil price (C $)        $13.81   $15.52   $23.65   $10.44   $20.95   $27.75   $31.41   $26.20


                                                  -------------------------------------------
                                                   Q1-03    Q2-03    Q3-03    Q4-03    Q1-04
                                                  -------------------------------------------
West Texas Intermediate ("WTI")(U.S. $)           $33.86   $28.91   $30.20   $31.18   $35.15
Husky realized light crude oil price (C $)        $47.44   $37.17   $37.35   $36.78   $37.99
Husky realized medium crude oil price (C $)       $35.39   $32.05   $27.12   $23.27   $32.97
Husky realized heavy crude oil price (C $)        $33.02   $25.13   $25.13   $20.84   $20.80

NATURAL GAS

The price of natural gas in North America is affected by regional supply and demand factors, particularly those affecting the United States such as weather conditions, pipeline delivery capacity, the availability of alternative sources of less costly energy supply such as fuel oil and coal, natural gas inventory levels and general industry activity levels. Periodic imbalances between supply and demand for natural gas are common and result in volatile pricing. The price of natural gas, unlike crude oil, is not subject to the influence of such an organization as OPEC.

NYMEX NATURAL GAS, NIT NATURAL GAS AND HUSKY REALIZED NATURAL GAS PRICES

GRAPH OF INDUSTRY CONDITIONS
                                                       ----------------------------------------------------------------------
                                                        Q1-01    Q2-01    Q3-01    Q4-01    Q1-02    Q2-02   Q3-02    Q4-02
                                                       ----------------------------------------------------------------------
NYMEX natural gas (U.S. $/mmbtu)                       $ 7.27    $4.78    $2.98    $2.50    $2.38    $3.37   $3.26    $3.99
NIT natural gas (C $/GJ)                               $10.34    $6.71    $3.72    $3.13    $3.17    $4.19   $3.08    $4.98
Husky realized natural gas price (C $/mcf)             $ 9.05    $6.57    $3.25    $3.01    $3.10    $3.98   $3.42    $4.76


                                                       ----------------------------------------------------
                                                       Q1-03     Q2-03     Q3-03     Q4-03      Q1-04
                                                       ----------------------------------------------------
NYMEX natural gas (U.S. $/mmbtu)                       $6.60     $5.39     $4.97      $4.58     $5.69
NIT natural gas (C $/GJ)                               $7.51     $6.63     $5.97      $5.30     $6.26
Husky realized natural gas price (C $/mcf)             $7.80     $5.43     $5.58      $5.08     $6.12


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  6

FOREIGN EXCHANGE RISK

Husky's results are affected by the exchange rate between the Canadian and U.S. dollars. The majority of Husky's revenues are received in U.S. dollars or from the sale of oil and gas commodities that receive prices determined by reference to U.S. dollar benchmark prices. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease the revenues received from the sale of oil and gas commodities and, correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of oil and gas commodities. The majority of Husky's expenditures are in Canadian dollars. In addition, a change in the value of the Canadian dollar against the U.S. dollar will result in an increase or decrease in Husky's U.S. dollar denominated debt, as expressed in Canadian dollars. The gain or loss from translation of U.S. dollar denominated monetary items is evident in the Consolidated Statements of Earnings opposite the caption "Foreign exchange". The effect of foreign exchange on U.S. dollar denominated monetary items is, more or less, offset through increases or decreases in commodity price fluctuations which are embedded within "Sales and operating revenues". At March 31, 2004, 75 percent or $1.5 billion of Husky's long-term debt and capital securities was denominated in U.S. dollars. The Cdn./U.S. exchange rate at the end of the first quarter of 2004 was $1.31. The percentage of Husky's long-term debt exposed to the Cdn./U.S. exchange rate fluctuation decreases to 55 percent when the effect of the cross currency swaps is included. Refer to "Financial and Derivative Instruments" in this Management's Discussion and Analysis.

INTEREST RATE RISK

The Company maintains a portion of its debt in floating rate facilities which are exposed to interest rate fluctuations. The Company will occasionally fix its floating rate debt or create a variable rate for its fixed rate debt using derivative financial instruments. Refer to "Financial and Derivative Instruments" in this Management's Discussion and Analysis.

SENSITIVITY ANALYSIS

The following table is indicative of the relative effect on net earnings and cash flow of changes in certain key variables. The analysis is based on business conditions and production volumes during the first quarter of 2004. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

 SENSITIVITY ANALYSIS
-----------------------------------------------------------------------------------------------------------------------
                                                                      EFFECT ON PRE-TAX
  ITEM                                             INCREASE               CASH FLOW             EFFECT ON NET EARNINGS
-----------------------------------------------------------------------------------------------------------------------
                                                                   ($ MILLIONS)  ($/SHARE)(4)  ($MILLIONS) ($/SHARE) (4)

  WTI benchmark crude oil price
    Excluding hedges                               U.S. $1.00/BBL       88            0.21          60        0.14
    Including hedges                               U.S. $1.00/BBL       47            0.11          31        0.07
  NYMEX benchmark natural gas price (1)
    Excluding hedges                               U.S. $0.20/MMBTU     37            0.09          24        0.06
    Including hedges                               U.S. $0.20/MMBTU     32            0.08          21        0.05
  Light/heavy crude oil differential (2)           CDN. $1.00/BBL      (25)          (0.06)        (17)      (0.04)
  Light oil margins                                CDN. $0.005/LITRE    15            0.04          10        0.02
  Asphalt margins                                  CDN. $1.00/BBL        7            0.02           4        0.01
  Exchange rate (U.S. $ / Cdn. $) (3)
    Including hedges                               U.S. $0.01          (51)          (0.12)        (36)      (0.08)
=======================================================================================================================

(1)  Includes decrease in earnings related to natural gas consumption.

(2)  Includes impact of upstream and upgrading operations only.

(3) Assumes no foreign exchange gains or losses on u.S. Dollar denominated long-term debt and other monetary items. The impact of the canadian dollar strengthening by u.S. $0.01 Would be an increase of $9 million in net earnings based on march 31, 2004 u.S. Dollar denominated debt levels.

(4)  BASED ON MARCH 31, 2004 COMMON SHARES OUTSTANDING OF 423.2 MILLION.


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  7

RESULTS OF OPERATIONS

UPSTREAM
EARNINGS AND PRODUCTION

UPSTREAM EARNINGS SUMMARY (1)
--------------------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
                                                                2004       2003
--------------------------------------------------------------------------------
Gross revenues                                               $ 1,013    $ 1,180
Royalties                                                        158        200
Hedging                                                           74         16
--------------------------------------------------------------------------------

Net revenues                                                     781        964
Operating and administrative expenses                            225        227
Depletion, depreciation and amortization ("DD&A")                254        223
Income taxes                                                      66        205
--------------------------------------------------------------------------------
Earnings                                                     $   236    $   309
--------------------------------------------------------------------------------

(1) 2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

NET REVENUE VARIANCE ANALYSIS
------------------------------------------------------------------------------------------------
                                                   CRUDE OIL      NATURAL
                                                     & NGL          GAS        OTHER      TOTAL
------------------------------------------------------------------------------------------------
Three months ended March 31, 2003                     $ 631        $ 316      $  17     $  964
   Price changes                                       (118)        (107)        --       (225)
   Volume changes                                        (3)          63         --         60
   Royalties                                             22           20         --         42
   Hedging                                              (63)           5         --        (58)
   Processing and sulphur                                --           --         (2)        (2)
------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 2004                     $ 469        $ 297      $  15     $  781
================================================================================================


Lower upstream earnings in the first quarter of 2004 were primarily the result of the following factors:

     [X] lower average realized crude oil and natural gas prices partially offset by:

     [X] lower unit operating costs. The decrease in operating costs was due primarily to lower power and natural gas costs

     [X]  increase in natural gas and heavy crude oil production

     [X] lower income taxes as a result of lower earnings and a tax rate reduction


AVERAGE REALIZED PRICES
--------------------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
                                                               2004         2003
--------------------------------------------------------------------------------
Before commodity hedging
   Light crude oil & NGL     ($/BBL)                        $ 41.84     $  47.11
   Medium crude oil          ($/BBL)                        $ 32.97     $  37.86
   Heavy crude oil           ($/BBL)                        $ 26.38     $  33.02
   Natural gas               ($/MCF)                        $  6.05     $   7.80

After commodity hedging
   Light crude oil & NGL     ($/BBL)                        $ 37.33     $  46.14
   Medium crude oil          ($/BBL)                        $ 32.97     $  35.39
   Heavy crude oil           ($/BBL)                        $ 20.80     $  33.02
   Natural gas               ($/MCF)                        $  6.12     $   7.80
================================================================================


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  8

EFFECTIVE ROYALTY RATES
--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
PERCENTAGE OF UPSTREAM SALES REVENUES                           2004       2003
-------------------------------------------------------------------------------
Crude oil & NGL                                                  14%        14%
Natural gas                                                      21%        24%
Total                                                            17%        17%
===============================================================================


PRODUCTION, BEFORE ROYALTIES
--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
                                                                2004       2003
-------------------------------------------------------------------------------
Light crude oil & NGL                  (MBBLS/DAY)              70.4       74.3
Medium crude oil                       (MBBLS/DAY)              36.1       41.4
Heavy crude oil                        (MBBLS/DAY)             105.6       97.8
Natural gas                            (MMCF/DAY)              673.6      591.2
Barrels of oil equivalent (6:1)        (MBOE/DAY)              324.4      312.1
-------------------------------------------------------------------------------


UPSTREAM REVENUE MIX
--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
PERCENTAGE OF UPSTREAM SALES REVENUES, NET OF ROYALTIES         2004       2003
-------------------------------------------------------------------------------
Light crude oil & NGL                                            27%        29%
Medium crude oil                                                 12%        11%
Heavy crude oil                                                  22%        26%
Natural gas                                                      39%        34%
-------------------------------------------------------------------------------
                                                                100%       100%
===============================================================================


                              2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  9

OPERATING NETBACKS

WESTERN CANADA

LIGHT CRUDE OIL NETBACKS (1)
--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
PER BOE                                                        2004       2003
--------------------------------------------------------------------------------
Sales revenues                                             $  40.55   $  47.09
Royalties                                                      7.19       9.95
Hedging                                                        3.56       2.32
Operating costs                                                8.87      10.77
--------------------------------------------------------------------------------
Netback                                                    $  20.93   $  24.05
================================================================================


MEDIUM CRUDE OIL NETBACKS (1)
--------------------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
PER BOE                                                       2004        2003
--------------------------------------------------------------------------------
Sales revenues                                             $ 33.05    $  37.98
Royalties                                                     5.62        6.83
Hedging                                                          -        2.40
Operating costs                                               9.63        9.24
--------------------------------------------------------------------------------
Netback                                                    $ 17.80    $  19.51
================================================================================


HEAVY CRUDE OIL NETBACKS (1)
--------------------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
PER BOE                                                       2004        2003
--------------------------------------------------------------------------------
Sales revenues                                             $ 26.52    $  33.17
Royalties                                                     2.79        4.12
Hedging                                                       5.53           -
Operating costs                                               9.38       10.02
--------------------------------------------------------------------------------
Netback                                                    $  8.82    $  19.03
===============================================================================


NATURAL GAS NETBACKS (2)
--------------------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
PER MCFGE                                                     2004        2003
--------------------------------------------------------------------------------
Sales revenues                                             $  6.00    $   7.87
Royalties                                                     1.34        1.87
Hedging                                                      (0.08)         -
Operating costs                                               0.79        0.81
--------------------------------------------------------------------------------
Netback                                                    $  3.95    $   5.19
===============================================================================


TOTAL WESTERN CANADA UPSTREAM NETBACKS (1)
--------------------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
PER BOE                                                       2004        2003
--------------------------------------------------------------------------------
Sales revenues                                             $ 32.65    $  40.63
Royalties                                                     5.67        7.80
Hedging                                                       2.33        0.65
Operating costs                                               7.62        8.11
--------------------------------------------------------------------------------
Netback                                                    $ 17.03    $  24.07
===============================================================================

(1)  Includes associated co-products converted to boe.

(2)  Includes associated co-products converted to mcfge.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  10

TERRA NOVA CRUDE OIL NETBACKS
--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
PER BOE                                                         2004        2003
--------------------------------------------------------------------------------
Sales revenues                                               $ 43.29    $  47.51
Royalties                                                       1.08        0.46
Hedging                                                         8.29          -
Operating costs                                                 2.79        3.35
--------------------------------------------------------------------------------
Netback                                                      $ 31.13    $  43.70
================================================================================


WENCHANG CRUDE OIL NETBACKS
--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
PER BOE                                                         2004        2003
--------------------------------------------------------------------------------
Sales revenues                                               $ 41.18    $  48.41
Royalties                                                       4.19        4.00
Operating costs                                                 2.18        2.06
--------------------------------------------------------------------------------
Netback                                                      $ 34.81    $  42.35
================================================================================


TOTAL UPSTREAM SEGMENT NETBACKS (1)
--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
PER BOE                                                         2004        2003
--------------------------------------------------------------------------------
Sales revenues                                               $ 33.76    $  41.60
Royalties                                                       5.33        7.11
Hedging                                                         2.51        0.56
Operating costs                                                 7.03        7.39
--------------------------------------------------------------------------------
Netback                                                      $ 18.89    $  26.54
================================================================================

(1)  INCLUDES ASSOCIATED CO-PRODUCTS CONVERTED TO BOE.


MIDSTREAM

EARNINGS

UPGRADING EARNINGS SUMMARY
--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
                                                               2004       2003
--------------------------------------------------------------------------------
Gross margin                                                 $   85     $   81
Operating costs                                                  52         58
Other expenses (recoveries)                                      (1)        (1)
DD&A                                                              5          5
Income taxes                                                      6          7
--------------------------------------------------------------------------------
Earnings                                                     $   23     $   12

Selected operating data:
     Upgrader throughput (1)      (MBBLS/DAY)                  70.4        71.1
     Synthetic crude oil sales    (MBBLS/DAY)                  58.2        59.4
     Upgrading differential       ($/BBL)                    $13.80     $ 14.11
     Unit margin                  ($/BBL)                    $15.95     $ 15.09
     Unit operating cost (2)      ($/BBL)                    $ 8.16     $  8.99
================================================================================

(1)  Throughput includes diluent returned to the field.

(2)  Based on throughput.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  11

UPGRADING EARNINGS VARIANCE ANALYSIS

--------------------------------------------------------------------------------
Three months ended March 31, 2003                                       $   12
     Volume                                                                 (1)
     Margin                                                                  5
     Operating costs - energy related                                        5
     Operating costs - non-energy related                                    1
     Income taxes                                                            1
--------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31, 2004                                       $   23
================================================================================

Upgrading earnings increased in the first quarter of 2004 by 92 percent over the first quarter of 2003 primarily due to:

     [X] improved upgrading margin. The upgrading margin recognizes all components of upgrader feedstock and commodities produced and averaged $15.95 per barrel during the first quarter of 2004 compared with $15.09 per barrel in the first quarter of 2003

     [X] lower unit operating costs, which were primarily energy related partially offset by:

     [X]  marginally lower plant throughput and synthetic crude oil sales volume


INFRASTRUCTURE AND MARKETING EARNINGS SUMMARY
--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
                                                               2004       2003
--------------------------------------------------------------------------------
Gross margin  - pipeline                                    $    19    $    17
              - other infrastructure and marketing               43         50
--------------------------------------------------------------------------------
                                                                 62         67
Other expenses                                                    2          2
DD&A                                                              5          5
Income taxes                                                     18         23
--------------------------------------------------------------------------------
Earnings                                                    $    37    $    37
================================================================================

Selected operating data:
     Aggregate pipeline throughput  (MBBLS/DAY)                 510        478
================================================================================

Infrastructure and marketing earnings were the same in the first quarter of 2004 as in the first quarter of 2003 due to:

     [X]  higher heavy crude oil pipeline throughput

     [X]  lower income taxes

which were offset by:

     [X]  lower cogeneration income

     [X]  lower natural gas commodity marketing margins


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  12

REFINED PRODUCTS

EARNINGS

REFINED PRODUCTS EARNINGS SUMMARY  (1)
--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
                                                                2004       2003
--------------------------------------------------------------------------------
Gross margin  - fuel sales                                    $   23     $   23
              - ancillary sales                                    7          6
              - asphalt sales                                      4         (2)
--------------------------------------------------------------------------------
                                                                  34         27
Operating and other expenses                                      17         18
DD&A                                                               9          7
Income taxes                                                       3          1
--------------------------------------------------------------------------------
Earnings                                                      $    5     $    1

Selected operating data:
   Number of fuel outlets                                        543        572
   Light oil sales                     (MILLION LITRES/DAY)      8.4        8.3
   Light oil sales per outlet          (THOUSAND LITRES/DAY)    11.4       10.7
   Prince George refinery throughput   (MBBLS/DAY)              10.9       10.6
   Asphalt sales                       (MBBLS/DAY)              18.4       17.1
   Lloydminster refinery throughput    (MBBLS/DAY)              24.8       24.8
================================================================================

(1) 2003 amounts as restated. Refer to note 3 to the consolidated financial statements.

The refined products operating results increased in the first quarter of 2004 primarily due to:

     [X] higher margins for asphalt products resulting from lower heavy crude oil feedstock costs

     [X]  higher light oil refined product sales volume

     [X]  lower operating costs partially offset by:

     [X]  lower light oil margins

CORPORATE

INTEREST EXPENSE

Interest - net, which is total debt charges net of capitalized interest and interest income, was $10 million in the first quarter of 2004 compared with $21 million in the first quarter of 2003. Interest capitalized during the first three months of 2004 was $17 million compared with $9 million in the same period of 2003 reflecting the higher aggregate capital invested in the White Rose development project in the first quarter of 2004. Interest income was nominal in the first quarter of 2004 compared with $2 million in the same period of 2003. Total interest on short and long-term debt in the first quarter of 2004 was $27 million compared with $32 million a year earlier. The decrease in total interest incurred in the first quarter of 2004 was due to lower debt levels partially offset by the effect of higher after cross currency swap interest rates. The impact of the interest rate swaps in place was a reduction to interest expense of $4 million in the first quarter 2004 compared with a reduction of $8 million in the first quarter of 2003. Husky's effective interest rate for the first three months of 2004 after the effect of interest rate swaps was 6.26 percent compared with 5.69 percent during the first quarter of 2003. Interest rate swaps in place at March 31, 2004 had effectively converted $462 million of long-term debt to floating rates.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  13

FOREIGN EXCHANGE

Foreign exchange losses during the first quarter of 2004 amounted to $8 million compared with a gain of $100 million during the same period in 2003. The various components of foreign exchange are shown in the following table:

-------------------------------------------------------------------------------
                                                              THREE MONTHS
                                                             ENDED MARCH 31
                                                           2004         2003
-------------------------------------------------------------------------------
Loss (gain) on translation of U.S. dollar
denominated long-term debt
    Realized                                              $  (2)       $  --
    Unrealized                                               19         (124)
-------------------------------------------------------------------------------
                                                             17         (124)
Cross currency swaps                                         (5)           8
Other losses (gains)                                         (4)          16
-------------------------------------------------------------------------------
                                                          $   8        $(100)

U.S./Canadian dollar exchange rates:
    At beginning of period                             U.S. $0.774  U.S. $0.633
    At end of period                                   U.S. $0.763  U.S. $0.681
===============================================================================


INCOME TAXES

Consolidated income taxes were $78 million in the first quarter of 2004 compared with $252 million in the first quarter of 2003 as a result of lower pre-tax earnings and a tax rate reduction substantively enacted in the first quarter of 2004. On March 31, 2004, Bill 27 - Alberta Corporate Tax Amendment Act, 2004 received first reading and, therefore, was considered substantively enacted. Bill 27 resulted in Husky recording a non-recurring benefit of $40 million in the first quarter of 2004.

In the first quarter of 2004 current income taxes totalled $60 million and comprised $19 million in respect to the Wenchang oil field operation, $5 million of capital taxes and $36 million of Canadian income tax. In the first quarter of 2003 current income taxes totalled $48 million and comprised $18 million for Wenchang, $5 million of capital tax and $25 million of Canadian income tax.

The effective income tax rate in the first quarter of 2004 was 23 percent (35 percent not including the $40 million non-recurring tax benefit) compared with 38 percent in the first quarter of 2003.

The following table shows the effect of non-recurring benefits for the periods noted:

--------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                                 ENDED MARCH 31
                                                                2004       2003
--------------------------------------------------------------------------------
Income taxes as reported                                       $  78      $ 252
Bill 27 - Alberta Corporate Tax Amendment Act, 2004               40         --
--------------------------------------------------------------------------------
Pro forma income taxes                                         $ 118      $ 252
================================================================================
Effective tax rate                                                35%        38%
================================================================================

ASSET RETIREMENT OBLIGATIONS

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 was effective January 1, 2003 for U.S. reporting purposes. The Canadian version of FAS 143, the Canadian Institute of Chartered Accountants ("CICA") section 3110, which is essentially the same as FAS 143, was effective January 1, 2004. This new method for accounting for asset retirement obligations requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When initially recorded, the liability is added to the related property, plant and equipment, subsequently increasing depletion, depreciation and amortization expense. In addition, the liability is accreted for the change in present value in each period.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  14

Upon adoption of CICA section 3110 effective January 1, 2004, the Company adjusted its existing future removal and site restoration liability retroactively with restatement. The cumulative effect resulted in an increase to the asset retirement obligations of $129 million, an increase to related net property, plant and equipment of $164 million, an increase to the future income tax liability of $13 million and an increase to retained earnings of $22 million. During the first quarter of 2004 the net increase in asset retirement obligations was $7 million.

CAPITAL RESOURCES

OPERATING ACTIVITIES

In the first quarter of 2004 cash generated by operating activities was $714 million compared with $902 million recorded in the first quarter of 2003. The decrease in cash from operating activities in the first quarter of 2004 was primarily due to lower realized commodity prices and higher cash taxes partially offset by higher foreign exchange gains on working capital items, lower royalties and higher capitalized interest.

FINANCING ACTIVITIES

In the first quarter of 2004 cash used in financing activities amounted to $85 million. The cash used was composed of the repayment of bank operating loans of $38 million, repayment of long-term debt of $73 million, payment of the return on capital securities of $13 million, dividends on common shares of $42 million partially offset by the issuance of long-term debt of $56 million, proceeds from the exercise of stock options totalling $13 million and change in non-cash working capital of $12 million.

Cash used in financing activities in the first quarter of 2003 comprised $140 million repayment of long-term debt, $15 million return on capital securities, $37 million dividends on common shares and a change of $193 million in non-cash working capital partially offset by $6 million proceeds from the exercise of stock options.

Husky's long-term debt balances were increased by the widening of the exchange rate between Canadian and U.S. dollars. This amounted to $17 million at March 31, 2004 compared with a decrease in long-term debt of $124 million from a narrowing of the exchange rate at March 31, 2003.

INVESTING ACTIVITIES

Cash used in investing activities amounted to $600 million in the first quarter of 2004 compared with $493 million in the first quarter of 2003. Cash invested in the first quarter of 2004 was composed of capital expenditures of $582 million and changes in non-cash working capital.

CAPITAL EXPENDITURES

--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
                                                                2004      2003
--------------------------------------------------------------------------------
Upstream
    Exploration
       Western Canada                                        $   148   $   129
       East Coast Canada                                           6         -
       International                                               2        10
--------------------------------------------------------------------------------
                                                                 156       139
--------------------------------------------------------------------------------
    Development
       Western Canada                                            324       241
       East Coast Canada                                          76       104
--------------------------------------------------------------------------------
                                                                 400       345
--------------------------------------------------------------------------------
                                                                 556       484
--------------------------------------------------------------------------------
Midstream
    Upgrader                                                       8         4
    Infrastructure and Marketing                                   3         2
--------------------------------------------------------------------------------
                                                                  11         6
--------------------------------------------------------------------------------
Refined Products                                                  10         8
Corporate                                                          5         2
--------------------------------------------------------------------------------
                                                             $   582   $   500
--------------------------------------------------------------------------------

CAPITAL EXPENDITURES EXCLUDE CAPITALIZED COSTS RELATED TO ASSET
RETIREMENT OBLIGATIONS INCURRED DURING THE PERIOD.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  15

UPSTREAM CAPITAL EXPENDITURES

In Western Canada the majority of capital expenditures during the first quarter of 2004 were directed toward exploration for and development of natural gas. In the natural gas prevalent foothills and deep basin area of Alberta and northeastern British Columbia Husky spent $80 million. Natural gas directed exploration and development activities were also focussed in the northwestern Alberta plains and in southwestern Saskatchewan where the Company's Shackleton natural gas development project is progressing. In the Lloydminster heavy oil area, exploration and development capital expenditures totalled $79 million. In the Tucker and Sunrise, Alberta oilsands areas capital expenditures totalled $18 million for preliminary engineering and stratigraphic testing.

WELLS DRILLED (1) (2)
--------------------------------------------------------------------------------
                                                         THREE MONTHS
                                                        ENDED MARCH 31
                                                     2004              2003
                                              GROSS        NET   Gross      Net
--------------------------------------------------------------------------------
Western Canada
     Exploration   Oil                            8         7        4        3
                   Gas                          108       100       76       70
                   Dry                           28        28       18       17
--------------------------------------------------------------------------------
                                                144       135       98       90
--------------------------------------------------------------------------------
     Development   Oil                          108        95      120      107
                   Gas                          290       275      219      210
                   Dry                           27        24       34       32
--------------------------------------------------------------------------------
                                                425       394      373      349
--------------------------------------------------------------------------------
                                                569       529      471      439
================================================================================

(1)  Excludes stratigraphic test wells.
(2)  Includes non-operated wells.


MIDSTREAM CAPITAL EXPENDITURES

Midstream capital expenditures at the Husky Lloydminster upgrader during the first quarter of 2004 amounted to $8 million for debottlenecking and process improvement projects. Capital expenditures for midstream infrastructure amounted to $3 million.

REFINED PRODUCTS CAPITAL EXPENDITURES

Refined products capital expenditures during the first quarter of 2004 amounted to $10 million. Capital expenditures included $3 million for marketing outlet construction and remodelling, $2 million for various upgrading projects at the Husky Lloydminster refinery and $5 million at the Prince George refinery and at other terminals and plants.

CORPORATE CAPITAL EXPENDITURES

During the first quarter of 2004 capital expenditures for office equipment, computing equipment and premise improvements totalled $5 million.

LIQUIDITY

SOURCES OF CAPITAL

At March 31, 2004 Husky's total debt, including bank operating loans, was $1,731 million, producing a ratio of total debt to total capital of 22 percent. At March 31, 2004 Husky's long=term debt, including amounts due within one year, totalled $1,698 million, unchanged from December 31, 2003.

During the first quarter of 2004, Husky increased its revolving syndicated credit facility from $830 million to $950 million and added another revolving bilateral credit facility of $50 million. There were no drawings either under the syndicated credit facility or the $150 million in bilateral credit facilities at the end of the first quarter.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  16

At March 31, 2004 the maximum $250 million of net trade receivables had been sold under the Company's securitization program.

FINANCIAL RATIOS
--------------------------------------------------------------------------------
                                                                 THREE MONTHS
                                                                ENDED MARCH 31
                                                                2004       2003
--------------------------------------------------------------------------------
Cash flow - operating activities                              $  714     $  902
          - financing activities                              $  (85)    $ (379)
          - investing activities                              $ (600)    $ (493)
Debt to capital employed                 (PERCENT)               22.0       27.9
Debt to cash flow from operations (1)    (TIMES)                  0.8        0.9
Corporate reinvestment ratio (1) (2)                              1.0        0.7
================================================================================

(1)  Calculated for the twelve months ended for the periods shown.
(2)  Capital and investment expenditures divided by cash flow from operations.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business Husky is obligated to make future payments. These obligations represent contracts and other commitments that are known and non=cancellable.

CONTRACTUAL OBLIGATIONS
----------------------------------------------------------------------------------------------------
PAYMENTS DUE BY PERIOD                            Nine months
                                        Total       of 2004     2005-2006    2007-2008   Thereafter
----------------------------------------------------------------------------------------------------
Long-term debt                        $   1,698   $     243     $     290   $     147    $   1,018
Capital securities                          295          --            --          --          295
Operating leases                            505          40           144         146          175
Firm transportation agreements            1,729         177           443         369          740
Unconditional purchase obligations          836         249           444         126           17
Exploration lease agreements                486          35           120          98          233
Engineering and construction
   commitments                              515         308           207          --           --
----------------------------------------------------------------------------------------------------
                                      $   6,064   $   1,052     $   1,648   $     886    $   2,478
====================================================================================================


INVESTMENT CANADA UNDERTAKINGS

In respect of the acquisition of Marathon Canada, Husky confirmed certain undertakings to the Minister Responsible for the Investment Canada Act. The undertakings included capital expenditures on the purchased and retained Marathon Canada lands amounting to $65 million, spending on community activities amounting to $1.35 million and environmental expenditures of $40 million, all to occur in 2004. At March 31, 2004 Husky had spent approximately $10 million on Marathon Canada lands, $15 million on environmental protection and $500,000 on community activities.

OFF BALANCE SHEET ARRANGEMENTS

Husky does not currently utilize any off balance sheet arrangements with unconsolidated entities to enhance liquidity and capital resource positions or for any other purpose.

TRANSACTIONS WITH RELATED PARTIES

Husky, in the ordinary course of business, entered into a lease for an eight-year term effective September 1, 2000 with Western Canadian Place Ltd. The terms of the lease provide for the lease of office space, management services and operating costs at commercial rates. Western Canadian Place Ltd. is indirectly controlled by Husky's principal shareholders. During the first quarter of 2004 Husky paid approximately $5 million for office space in Western Canadian Place.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  17

FINANCIAL AND DERIVATIVE INSTRUMENTS

Husky is exposed to market risks related to the volatility of commodity prices, foreign exchange rates and interest rates. Refer to the section "Business Environment". Husky, from time to time, uses derivative instruments to manage its exposure to these risks.

COMMODITY PRICE RISK MANAGEMENT

Husky uses derivative commodity instruments to manage exposure to price volatility on a portion of its oil and gas production and firm commitments for the purchase or sale of crude oil and natural gas.

The Company implemented a corporate hedging program for 2004 to manage the volatility of natural gas and crude oil prices.

NATURAL GAS

At March 31, 2004 Husky had natural gas swap agreements in place to hedge 2004 production. The contracts were as follows:

NATURAL GAS HEDGES
---------------------------------------------------------------------------------------------------
                                NOTIONAL
                                 VOLUMES                                            UNRECOGNIZED
                                (MMCF/DAY)          TERM               PRICE         GAIN/(LOSS)
---------------------------------------------------------------------------------------------------
NYMEX fixed price                      20        April 2004      U.S. $6.38/mmbtu        $ 1
===================================================================================================

CRUDE OIL

At March 31, 2004 Husky had crude oil swap agreements in place to hedge 2004 production. The contracts were as follows:

CRUDE OIL HEDGES
-----------------------------------------------------------------------------------------------------
                                NOTIONAL
                                 VOLUMES                                                UNRECOGNIZED
                               (MBBLS/DAY)          TERM                   PRICE         GAIN/(LOSS)
-----------------------------------------------------------------------------------------------------
  NYMEX fixed price                    85      April to Dec. 2004      U.S. $27.46/bbl     $ (190)
=====================================================================================================


POWER CONSUMPTION

At March 31, 2004 Husky had hedged power consumption as follows:

POWER CONSUMPTION HEDGES
---------------------------------------------------------------------------------------------------
                                Notional
                                 Volumes                                             Unrecognized
                                   (MW)             Term                 Price        Gain/(Loss)
---------------------------------------------------------------------------------------------------
  Fixed price purchase            37.5        April to Dec. 2004       $46.72/MWh         $ 1
===================================================================================================


FOREIGN CURRENCY RISK MANAGEMENT

At March 31, 2004, the Company had the following cross currency debt swaps in place:

     [X]  U.S. $150 million at 7.125 percent swapped at $1.45 to $218 million at
          8.74 percent until November 15, 2006

     [X]  U.S. $150 million at 6.250 percent swapped at $1.41 to $212 million at
          7.41 percent until June 15, 2012

At March 31, 2004 the cost of a U.S. dollar in Canadian currency was $1.31.

In the first quarter of 2004, the cross currency swaps resulted in an offset to foreign exchange losses on translation of U.S. dollar denominated debt amounting to $5 million.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  18

INTEREST RATE RISK MANAGEMENT

In the first quarter of 2004, the interest rate risk management activities resulted in a decrease to interest expense of $4 million.

The cross currency swaps resulted in an addition to interest expense of $2 million in the first quarter of 2004.

Husky has an interest rate swap on $200 million of long=term debt effective February 8, 2002 whereby 6.95 percent was swapped for CDOR + 175 bps until July 14, 2009. During the first quarter of 2004 this swap resulted in an offset to interest expense amounting to $1 million.

Husky has an interest rate swap on U.S. $200 million of long=term debt effective February 12, 2002 whereby 7.55 percent was swapped for an average U.S. LIBOR + 194 bps until November 15, 2011. During the first quarter of 2004 this swap resulted in an offset to interest expense amounting to $3 million.

The amortization of previous interest rate swap terminations resulted in an additional $2 million offset to interest expense.

OUTSTANDING SHARE DATA
--------------------------------------------------------------------------------------------------
                                                                  THREE MONTHS          YEAR ENDED
                                                                ENDED MARCH 31         DECEMBER 31
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                  2004                2003
--------------------------------------------------------------------------------------------------
Share price (1)   High                                               $   28.04           $   23.95
                  Low                                                $   22.73           $   16.03
                  Close at end of period                             $   26.20           $   23.47
Average daily trading volume                                               357                 400
Weighted average number of common shares outstanding
                  Basic                                                422,711             419,543
                  Diluted                                              424,720             421,549
Number of common shares outstanding at end of period                   423,202             422,176
Number of stock options outstanding at end of period                     3,624               4,597
Number of warrants outstanding at end of period                            142                 159
==================================================================================================

(1) Trading in the common shares of husky energy inc. ("Hse") commenced on the toronto stock exchange on august 28, 2000. The company is represented in the S&P/TSX Composite, S&P/TSX Canadian Energy Sector and in the S&P/TSX 60 indices.

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE `SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING, BUT NOT LIMITED, TO HUSKY'S OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES AND WHICH ARE BASED ON HUSKY'S CURRENT EXPECTATIONS, ESTIMATES, PROJECTIONS AND ASSUMPTIONS AND WERE MADE BY HUSKY IN LIGHT OF EXPERIENCE AND PERCEPTION OF HISTORICAL TRENDS. ALL STATEMENTS THAT ADDRESS EXPECTATIONS OR PROJECTIONS ABOUT THE FUTURE, INCLUDING STATEMENTS ABOUT STRATEGY FOR GROWTH, EXPECTED EXPENDITURES, COMMODITY PRICES, COSTS, SCHEDULES AND PRODUCTION VOLUMES, OPERATING OR FINANCIAL RESULTS, ARE FORWARD-LOOKING STATEMENTS. SOME OF HUSKY'S FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS LIKE "EXPECTS", "ANTICIPATES", "PLANS", "INTENDS", "BELIEVES", "PROJECTS", "COULD", "VISION", "GOAL", "OBJECTIVE" AND SIMILAR EXPRESSIONS. HUSKY'S BUSINESS IS SUBJECT TO RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SIMILAR TO OTHER ENERGY COMPANIES AND SOME OF WHICH ARE UNIQUE TO HUSKY. HUSKY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY HUSKY'S FORWARD-LOOKING STATEMENTS AS A RESULT OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS.

THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON HUSKY'S FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE NUMEROUS ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES, BOTH GENERAL AND SPECIFIC, THAT CONTRIBUTE TO THE POSSIBILITY THAT THE PREDICTED OUTCOMES WILL NOT OCCUR. THE RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND HUSKY'S CONTROL, THAT COULD INFLUENCE ACTUAL RESULTS INCLUDE, BUT ARE NOT LIMITED TO:

     [X]  FLUCTUATIONS IN COMMODITY PRICES

     [X]  CHANGES IN GENERAL ECONOMIC, MARKET AND BUSINESS CONDITIONS

     [X]  FLUCTUATIONS IN SUPPLY AND DEMAND FOR HUSKY'S PRODUCTS


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  19

     [X]  FLUCTUATIONS IN THE COST OF BORROWING

     [X] HUSKY'S USE OF DERIVATIVE FINANCIAL INSTRUMENTS TO HEDGE EXPOSURE TO CHANGES IN COMMODITY PRICES AND FLUCTUATIONS IN INTEREST RATES AND FOREIGN CURRENCY EXCHANGE RATES

     [X] POLITICAL AND ECONOMIC DEVELOPMENTS, EXPROPRIATIONS, ROYALTY AND TAX INCREASES, RETROACTIVE TAX CLAIMS AND CHANGES TO IMPORT AND EXPORT REGULATIONS AND OTHER FOREIGN LAWS AND POLICIES IN THE COUNTRIES IN WHICH HUSKY OPERATES

     [X]  HUSKY'S ABILITY TO RECEIVE TIMELY REGULATORY APPROVALS

     [X]  THE INTEGRITY AND RELIABILITY OF HUSKY'S CAPITAL ASSETS

     [X]  THE CUMULATIVE IMPACT OF OTHER RESOURCE DEVELOPMENT PROJECTS

     [X] THE ACCURACY OF HUSKY'S OIL AND GAS RESERVE ESTIMATES, ESTIMATED PRODUCTION LEVELS AND HUSKY'S SUCCESS AT EXPLORATION AND DEVELOPMENT DRILLING AND RELATED ACTIVITIES

     [X] THE MAINTENANCE OF SATISFACTORY RELATIONSHIPS WITH UNIONS, EMPLOYEE ASSOCIATIONS AND JOINT VENTURERS

     [X] COMPETITIVE ACTIONS OF OTHER COMPANIES, INCLUDING INCREASED COMPETITION FROM OTHER OIL AND GAS COMPANIES OR FROM COMPANIES THAT PROVIDE ALTERNATE SOURCES OF ENERGY

     [X] THE UNCERTAINTIES RESULTING FROM POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO EXPLORATION OR DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES

     [X] ACTIONS BY GOVERNMENTAL AUTHORITIES, INCLUDING CHANGES IN ENVIRONMENTAL AND OTHER REGULATIONS

     [X] THE ABILITY AND WILLINGNESS OF PARTIES WITH WHOM HUSKY HAS MATERIAL RELATIONSHIPS TO FULFIL THEIR OBLIGATIONS

     [X] THE OCCURRENCE OF UNEXPECTED EVENTS SUCH AS FIRES, BLOWOUTS, FREEZE-UPS, EQUIPMENT FAILURES AND OTHER SIMILAR EVENTS AFFECTING HUSKY OR OTHER PARTIES WHOSE OPERATIONS OR ASSETS DIRECTLY OR INDIRECTLY AFFECT HUSKY .



                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  20

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------
                                                                       MARCH 31     DECEMBER 31
 (MILLIONS OF DOLLARS)                                                     2004            2003
------------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)       (AUDITED)
 ASSETS
 Current assets
     Cash and cash equivalents                                          $    32        $     3
     Accounts receivable                                                    643            618
     Inventories                                                            236            211
     Prepaid expenses                                                        24             33
------------------------------------------------------------------------------------------------
                                                                            935            865

 Property, plant and equipment - (full cost accounting) (NOTES           17,523         16,944
 3, 4)
     Less accumulated depletion, depreciation and amortization            6,372          6,095
------------------------------------------------------------------------------------------------
                                                                         11,151         10,849
 Goodwill                                                                   120            120
 Other assets                                                               108            112
------------------------------------------------------------------------------------------------
                                                                        $12,314        $11,946
================================================================================================


 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
     Bank operating loans                                               $    33        $    71
     Accounts payable and accrued liabilities                             1,293          1,126
     Long-term debt due within one year (NOTE 5)                            266            259
------------------------------------------------------------------------------------------------
                                                                          1,592          1,456
 Long-term debt (NOTE 5)                                                  1,432          1,439
 Other long-term liabilities (NOTES 3, 4)                                   519            519
 Future income taxes (NOTES 4, 6)                                         2,637          2,621
 Commitments and contingencies (NOTE 7)
 Shareholders' equity
     Capital securities and accrued return                                  295            298
     Contributed surplus (NOTES 3, 8)                                        16              -
     Common shares (NOTES 3, 8)                                           3,498          3,457
     Retained earnings                                                    2,325          2,156
------------------------------------------------------------------------------------------------
                                                                          6,134          5,911
------------------------------------------------------------------------------------------------
                                                                        $12,314        $11,946

 Common shares outstanding (MILLIONS) (NOTE 8)                            423.2          422.2
================================================================================================

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS. 2003 AMOUNTS AS RESTATED.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  21

CONSOLIDATED STATEMENTS OF EARNINGS
---------------------------------------------------------------------------------------------------
                                                                                    THREE MONTHS
                                                                                   ENDED MARCH 31
 (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)  (UNAUDITED)                     2004       2003
---------------------------------------------------------------------------------------------------
Sales and operating revenues, net of royalties                                 $ 2,086    $ 2,218
Costs and expenses
     Cost of sales and operating expenses (NOTES 3, 4)                           1,416      1,364
     Selling and administration expenses (NOTE 3)                                   26         27
     Depletion, depreciation and amortization (NOTES                               283        246
     3, 4)
     Interest - net (NOTE 5)                                                        10         21
     Foreign exchange (NOTE 5)                                                       8       (100)
     Other - net                                                                    2          -
---------------------------------------------------------------------------------------------------
                                                                                1,745       1,558
---------------------------------------------------------------------------------------------------
Earnings before income taxes                                                      341         660
---------------------------------------------------------------------------------------------------
Income taxes (NOTE 6)
     Current                                                                        60         48
     Future                                                                         18        204
---------------------------------------------------------------------------------------------------
                                                                                    78        252
---------------------------------------------------------------------------------------------------
Net earnings                                                                   $   263    $   408
===================================================================================================

Earnings per share (NOTE 9)
     Basic                                                                     $  0.60    $  1.01
     Diluted                                                                   $  0.60    $  1.01
Weighted average number of common shares
   outstanding (MILLIONS) (NOTE 9)
     Basic                                                                       422.7      418.2
     Diluted                                                                     424.7      420.0
===================================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
---------------------------------------------------------------------------------------------------
                                                                                    THREE MONTHS
                                                                                   ENDED MARCH 31
 (MILLIONS OF DOLLARS) (UNAUDITED)                                                2004       2003
---------------------------------------------------------------------------------------------------
Beginning of period (NOTE 4)                                                   $ 2,156    $ 1,357
Net earnings                                                                       263        408
Dividends on common shares                                                         (42)       (37)
Return on capital securities (net of related taxes and
    foreign exchange)                                                               (8)        17
Stock-based compensation - retroactive adoption (NOTE 3)                           (44)         -
Asset retirement obligations - retroactive adoption                                   -         9
(NOTES 3, 4)
---------------------------------------------------------------------------------------------------
End of period                                                                  $ 2,325    $ 1,754

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS. 2003 AMOUNTS AS RESTATED.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  22

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------
                                                                               THREE MONTHS
                                                                              ENDED MARCH 31
 (MILLIONS OF DOLLARS) (UNAUDITED)                                             2004    2003
-----------------------------------------------------------------------------------------------
Operating activities
   Net earnings                                                             $  263    $  408
   Items not affecting cash
     Accretion (NOTES 3, 4)                                                      6         5
     Depletion, depreciation and amortization                                  283       246
     (NOTES 3, 4)
     Future income taxes                                                        18       204
     Foreign exchange                                                           12      (116)
     Other                                                                       1         -
-----------------------------------------------------------------------------------------------
   Cash flow from operations                                                   583       747
   Change in non-cash working capital (NOTE 10)                                131       155
-----------------------------------------------------------------------------------------------
   Cash flow - operating activities                                            714       902
-----------------------------------------------------------------------------------------------
Financing activities
   Bank operating loans financing - net                                        (38)        -
   Long-term debt issue                                                         56         -
   Long-term debt repayment                                                    (73)     (140)
   Return on capital securities payment                                        (13)      (15)
   Proceeds from exercise of stock options                                      13         6
   Dividends on common shares                                                  (42)      (37)
   Change in non-cash working capital (NOTE 10)                                 12      (193)
-----------------------------------------------------------------------------------------------
   Cash flow - financing activities                                            (85)     (379)
-----------------------------------------------------------------------------------------------
Available for investing                                                        629       523
-----------------------------------------------------------------------------------------------
Investing activities
   Capital expenditures                                                       (582)     (500)
   Asset sales                                                                   -         7
   Other                                                                         2         2
   Change in non-cash working capital (NOTE 10)                                (20)       (2)
-----------------------------------------------------------------------------------------------
   Cash flow - investing activities                                           (600)     (493)
-----------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                           29        30
Cash and cash equivalents at beginning of period                                 3       306
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                  $   32    $  336
===============================================================================================

The accompanying notes to the consolidated financial statements are an integral part of these statements. 2003 Amounts as restated.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2004 (unaudited)

Except where indicated and per share amounts, all dollar amounts are in millions.

NOTE 1 SEGMENTED FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
                                                            UPSTREAM                   MIDSTREAM                    REFINED PRODUCTS
------------------------------------------------------------------------------------------------------------------------------------
                                                                              UPGRADING      INFRASTRUCTURE AND
                                                                                                 MARKETING
                                                        2004      2003      2004      2003      2004      2003      2004      2003
------------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31 (1)
Sales and operating revenues, net of royalties      $    781    $  964    $  246    $  276    $1,438    $1,432    $  360    $  384
Costs and expenses
   Operating, cost of sales, selling and general         225       227       212       252     1,378     1,367       343       375
   Depletion, depreciation and amortization              254       223         5         5         5         5         9         7
   Interest-- net                                         --        --        --        --        --        --        --        --
   Foreign exchange                                       --        --        --        --        --        --        --        --
------------------------------------------------------------------------------------------------------------------------------------
                                                         479       450       217       257     1,383     1,372       352       382
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                      302       514        29        19        55        60         8         2
   Current income taxes                                   34        38        --        --        12         5         2         5
   Future income taxes                                    32       167         6         7         6        18         1        (4)
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                 $    236    $  309    $   23    $   12    $   37    $   37    $    5    $    1


CAPITAL EMPLOYED - As at March 31                   $  6,979    $6,251    $  455    $  309    $  237    $  392    $  297    $  293
CAPITAL EXPENDITURES - Three months ended March 31  $    556    $  484    $    8    $    4    $    3    $    2    $   10    $    8
TOTAL ASSETS - As at March 31                       $ 10,302    $8,700    $  653    $  663    $  660    $  848    $  578    $  612
====================================================================================================================================

NOTE 1 SEGMENTED FINANCIAL INFORMATION
---------------------------------------------------------------------------------------------
                                                        CORPORATE AND
                                                       ELIMINATIONS (2)          TOTAL
---------------------------------------------------------------------------------------------
                                                       2004       2003      2004       2003
---------------------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31 (1)
Sales and operating revenues, net of royalties       $ (739)    $ (838) $  2,086   $  2,218
Costs and expenses
   Operating, cost of sales, selling and general       (714)      (830)    1,444      1,391
   Depletion, depreciation and amortization              10          6       283        246
   Interest - net                                        10         21        10         21
   Foreign exchange                                       8       (100)        8       (100)
---------------------------------------------------------------------------------------------
                                                       (686)      (903)    1,745      1,558
---------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                     (53)        65       341        660
   Current income taxes                                  12         --        60         48
   Future income taxes                                  (27)        16        18        204
---------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                  $  (38)    $   49  $    263   $    408
=============================================================================================

CAPITAL EMPLOYED - As at March 31                    $ (103)    $  373  $  7,865   $  7,618
CAPITAL EXPENDITURES - Three months ended March 31   $    5     $    2  $    582   $    500
TOTAL ASSETS - As at March 31                        $  121     $  407  $ 12,314   $ 11,230
=============================================================================================

(1)  2003 Amounts as restated.

(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  24

NOTE 2     SIGNIFICANT ACCOUNTING POLICIES

           The interim consolidated financial statements of Husky Energy Inc. ("Husky" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. Certain prior years' amounts have been reclassified to conform with current presentation.

NOTE 3     CHANGE IN ACCOUNTING POLICIES

           a)   ASSET RETIREMENT OBLIGATIONS

           Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require that the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. Note 4 discloses the impact of the adoption of CICA section 3110 on the financial statements.

           b)   STOCK-BASED COMPENSATION

           Effective January 1, 2004 the Company adopted the recommendations of CICA section 3870, "Stock-based Compensation and Other Stock-based Payments", retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Stock compensation expense is included in selling and administration expenses. This change resulted in a decrease to retained earnings of $44 million, an increase to contributed surplus of $21 million and an increase to share capital of $23 million.

           c)   PROPERTY, PLANT AND EQUIPMENT - OIL AND GAS

           Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre's use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company's financial results.

           d)   IMPAIRMENT OF LONG-LIVED ASSETS

           Effective January 1, 2004 the Company adopted CICA section 3063, "Impairment of Long-lived Assets", which had no effect on the consolidated financial statements.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  25

NOTE 4     ASSET RETIREMENT OBLIGATIONS

           The Company retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the revision was applied retroactively. The impact was as follows:

           --------------------------------------------------------------------------------------------------
           CONSOLIDATED BALANCE SHEET - AS AT DECEMBER 31, 2003
                                                                    AS REPORTED        CHANGE     AS RESTATED
           --------------------------------------------------------------------------------------------------
           Assets
              Net property, plant and equipment                       $  10,685       $   164       $  10,849
           Liabilities and shareholders' equity
              Other long-term liabilities                                   390           129             519
              Future income taxes                                         2,608            13           2,621
              Retained earnings                                           2,134            22           2,156
           ==================================================================================================

           --------------------------------------------------------------------------------------------------
           CONSOLIDATED STATEMENT OF EARNINGS - THREE MONTHS ENDED MARCH 31, 2003

                                                                    AS REPORTED        CHANGE     AS RESTATED
           --------------------------------------------------------------------------------------------------
           Depletion, depreciation and amortization                   $     253       $    (7)    $     246
           Accretion (1)                                                      -             5             5
           Net earnings                                                     406             2           408
           ==================================================================================================

           (1)  Included in cost of sales and operating expenses.

           At March 31, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $2.3 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 30 years into the future. This amount has been discounted using a risk-free interest rate of 6.4 percent. The impact on previous periods is disclosed in note 20 of the Company's annual report for the year ended December 31, 2003.

           Changes to asset retirement obligations were as follows:

           ------------------------------------------------------------------------------------
                                                                            THREE MONTHS
                                                                        ENDED MARCH 31, 2004
           ------------------------------------------------------------------------------------
           Asset retirement obligations at beginning of period                      $    432
           Liabilities incurred during period                                              6
           Liabilities settled during period                                              (5)
           Accretion                                                                       6
           ------------------------------------------------------------------------------------
           ASSET RETIREMENT OBLIGATIONS AT MARCH 31                                 $    439


NOTE 5     LONG-TERM DEBT
           ----------------------------------------------------------------------------------------------
                                                            MARCH 31    Dec. 31    MARCH 31     Dec. 31
                                           Maturity             2004       2003        2004       2003
           ----------------------------------------------------------------------------------------------
                                                               CDN. $ AMOUNT            U.S. $ AMOUNT
           ----------------------------------------------------------------------------------------------
           Long-term debt
              6.25% notes                      2012         $    524   $    517    $    400    $    400
              7.125% notes                     2006              197        194         150         150
              7.55% debentures                 2016              262        258         200         200
              8.45% senior secured bonds    2004-12              176        188         134         145
              Private placement notes        2004-5               39         41          30          32
              Medium-term notes              2004-9              500        500           -           -
           ----------------------------------------------------------------------------------------------
              Total long-term debt                             1,698      1,698    $    914    $    927
                                                                                   ====================
              Amount due within one year                        (266)      (259)
           ---------------------------------------------------------------------
                                                            $  1,432   $  1,439
           =====================================================================


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  26

           During the first quarter of 2004, Husky increased its revolving syndicated credit facility from $830 million to $950 million and added another revolving bilateral credit facility of $50 million. At March 31, 2004, the Company did not have any borrowings under its $950 million revolving syndicated credit facility or its $150 million revolving bilateral credit facilities. Interest rates under the revolving syndicated credit facility vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company's senior unsecured debt and whether the facility is revolving or non-revolving. The $150 million revolving bilateral credit facilities have substantially the same terms as the revolving syndicated credit facility.

           Interest - net consisted of:

           ---------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
                                                               2004      2003
           ---------------------------------------------------------------------
           Long-term debt                                     $  26     $  32
           Short-term debt                                        1         -
           ---------------------------------------------------------------------
                                                                 27        32
           Amount capitalized                                   (17)       (9)
           ---------------------------------------------------------------------
                                                                 10        23
           Interest income                                        -        (2)
           ---------------------------------------------------------------------
                                                              $  10     $  21
           =====================================================================


           Foreign exchange consisted of:

           ---------------------------------------------------------------------
                                                               THREE MONTHS
                                                              ENDED MARCH 31
                                                               2004     2003
           ---------------------------------------------------------------------
           Loss (gain) on translation of U.S. dollar
           denominated
              long-term debt                                  $  17     $(124)
           Cross currency swaps                                  (5)        8
           Other losses (gains)                                  (4)       16
           ---------------------------------------------------------------------
                                                              $   8     $(100)

NOTE 6     INCOME TAXES

           On March 31, 2004, Bill - 27 Alberta Corporate Tax Amendment Act, 2004 was tabled and received first reading in the Alberta Legislative Assembly. As a result, Bill 27 is substantively enacted and a non-recurring benefit of $40 million was recorded in the first quarter of 2004. There was no similar tax rate adjustment to income tax expense in the first quarter of 2003.

NOTE 7     COMMITMENTS AND CONTINGENCIES

           The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

NOTE 8     SHARE CAPITAL

           The Company's authorized share capital consists of an unlimited number of no par value common and preferred shares.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  27

           COMMON SHARES

           Changes to issued common shares were as follows:

           -----------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED MARCH 31
                                                                   2004                        2003
                                                          NUMBER OF                  NUMBER OF
                                                             SHARES     AMOUNT          SHARES     AMOUNT
           -----------------------------------------------------------------------------------------------
           Balance at beginning of period               422,175,742    $ 3,457     417,873,601    $ 3,406
           Stock-based compensation - adoption                   --         23              --         --
           Exercised - options and warrants               1,026,115         18                          6
                                                                               544,943
           -----------------------------------------------------------------------------------------------
           BALANCE AT MARCH 31                          423,201,857    $ 3,498     418,418,544    $ 3,412
          ================================================================================================

           STOCK OPTIONS

           A summary of the status of the Company's stock option plan is presented below:

           ----------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED MARCH 31
                                                           2004                              2003
                                                NUMBER OF         WEIGHTED       NUMBER OF         WEIGHTED
                                                  SHARES           AVERAGE        SHARES           AVERAGE
           OPTIONS                              (THOUSANDS)   EXERCISE PRICES   (THOUSANDS)    EXERCISE PRICES
           ----------------------------------------------------------------------------------------------------
           Outstanding, beginning of period        4,597          $   13.88        7,920          $   13.91
           Granted                                    45          $   24.71          169          $   17.03
           Exercised                                (994)         $   13.02         (428)         $   13.69
           Forfeited                                 (24)         $   18.33          (22)         $   14.31
           ----------------------------------------------------------------------------------------------------
           OUTSTANDING, MARCH 31                   3,624          $   14.22        7,639          $   13.99
           ----------------------------------------------------------------------------------------------------
           Options exercisable at March 31         2,671          $   13.00        4,447          $   13.75
           ====================================================================================================

           At March 31, 2004, the options outstanding had exercise prices ranging from $10.34 to $24.71 with a weighted average contractual life of 2.1 years.

           STOCK-BASED COMPENSATION

           The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the first quarter and the assumptions used in their determination are as noted below:

           --------------------------------------------------------------------
                                                                THREE MONTHS
                                                               ENDED MARCH 31
                                                                2004    2003 (1)
           --------------------------------------------------------------------
           Weighted average fair market value per option      $ 4.73    $ 3.91
           Risk-free interest rate (PERCENT)                     2.8       3.9
           Volatility (PERCENT)                                   20        24
           Expected life (YEARS)                                   5         5
           Expected annual dividend per share                 $ 0.40    $ 0.36
           --------------------------------------------------------------------

           (1) Options granted prior to september 3, 2003 were revalued as a result of the special $1.00 per share dividend paid in 2003.

           As described in note 3, the Company adopted the fair value based method of accounting for stock-based compensation for its stock option plan retroactively without restatement of prior periods. Retained earnings at January 1, 2004 was decreased by $44 million with an increase to contributed surplus of $21 million and an increase to common share capital of $23 million. Beginning January 1, 2004, stock compensation is being recognized in earnings and included in selling and administration expenses.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  28

           If the Company had applied the fair value based method retroactively with restatement of prior periods for all options granted, in the first quarter of 2003 the Company's net earnings available to common shareholders would have decreased by $3 million for stock compensation to $421 million. Basic earnings per share would have been unchanged at $1.01 and diluted earnings per share would have decreased from $1.01 to $1.00.

           CONTRIBUTED SURPLUS

           Changes to contributed surplus were as follows:

           -----------------------------------------------------------------------------------
                                                                               THREE MONTHS
                                                                              ENDED MARCH 31
                                                                               2004      2003
           -----------------------------------------------------------------------------------
           Balance at beginning of period                                     $  --      $ --
           Stock-based compensation-- adoption                                   21        --
           Stock options exercised                                               (5)       --
           -----------------------------------------------------------------------------------
           BALANCE AT MARCH 31                                                $  16     $  --
           ===================================================================================


NOTE 9     EARNINGS PER COMMON SHARE

           -----------------------------------------------------------------------------------
                                                                               THREE MONTHS
                                                                              ENDED MARCH 31
                                                                               2004      2003
           -----------------------------------------------------------------------------------
            Net earnings                                                     $  263    $  408
            Return on capital securities (net of related taxes and
                foreign exchange)                                                (8)       16
           ===================================================================================
            Net earnings available to common shareholders                    $  255    $  424

            Weighted average number of common shares outstanding
                - Basic (MILLIONS)                                            422.7     418.2
            Effect of dilutive stock options and warrants                       2.0       1.8
           ===================================================================================
            Weighted average number of common shares outstanding
                - Diluted (MILLIONS)                                          424.7     420.0

            Earnings per share
                - Basic                                                      $ 0.60    $ 1.01
                - Diluted                                                    $ 0.60    $ 1.01
           ===================================================================================

NOTE 10    CASH FLOWS - CHANGE IN NON-CASH WORKING CAPITAL

           -----------------------------------------------------------------------------------
                                                                                   THREE MONTHS
                                                                                  ENDED MARCH 31
                                                                                  2004      2003
           -------------------------------------------------------------------------------------
           a)  Change in non-cash working capital was as follows:
               Decrease (increase) in non-cash working capital
                  Accounts receivable                                           $  (25)   $(351)
                  Inventories                                                      (25)      13
                  Prepaid expenses                                                   6        6
                  Accounts payable and accrued liabilities                         167      292
           -------------------------------------------------------------------------------------
               Change in non-cash working capital                                  123      (40)
               Relating to:
                  Financing activities                                              12     (193)
                  Investing activities                                             (20)      (2)
           -------------------------------------------------------------------------------------
                  Operating activities                                          $  131    $ 155
           =====================================================================================

            b) Other cash flow information:
               Cash taxes paid                                                  $   51    $  16
               Cash interest paid                                               $   16    $  23
           =====================================================================================


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  29

NOTE 11    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

           Unrecognized gains (losses) on derivative instruments were as follows:

           ---------------------------------------------------------------------
                                                              MARCH 31   DEC. 31
                                                                  2004      2003
           ---------------------------------------------------------------------
            Commodity price risk management
               Natural gas                                      $  (14)  $   (8)
               Crude oil                                          (190)    (109)
               Power consumption                                     1        2
            Interest rate risk management
               Interest rate swaps                                  45       31
            Foreign currency risk management
               Foreign exchange contracts                          (25)     (19)
               Foreign exchange forwards                            14       15
           =====================================================================


           COMMODITY PRICE RISK MANAGEMENT

           NATURAL GAS

           At March 31, 2004 the Company had hedged 20 mmcf of natural gas per day at NYMEX for April 2004 at an average price of U.S. $6.38 per mmbtu. During the first quarter of 2004 the impact of the hedge program was a gain of $7 million.

           At March 31, 2004 the Company had also hedged 7.5 mmcf of natural gas per day at NYMEX for April to December 2004 and January to December 2005 at an average price of U.S. $1.92 per mcf. During the first quarter of 2004 the impact was a loss of $2 million.

           CRUDE OIL

           At March 31, 2004 the Company had hedged crude oil averaging 85,000 bbls per day from April to December 2004 at an average fixed WTI price of U.S. $27.46 per bbl. The impact of the hedge program during the first quarter of 2004 was a loss of $79 million.

           POWER CONSUMPTION

           At March 31, 2004 the Company had hedged power consumption of 247,500 MWh from April to December 2004 at an average fixed price of $46.72 per MWh. The impact of the hedge program during the first quarter of 2004 was insignificant.

           NATURAL GAS CONTRACTS

           At March 31, 2004 the unrecognized gains (losses) on offsetting physical purchase and sale natural gas contracts were as follows:

           ---------------------------------------------------------------------
                                                         VOLUMES    UNRECOGNIZED
                                                          (MMCF)     GAIN (LOSS)
           ---------------------------------------------------------------------
           Physical purchase contracts                   22,582          $   (1)
           Physical sale contracts                      (22,582)         $    3
           =====================================================================

           INTEREST RATE RISK MANAGEMENT

           The Company has interest rate swap arrangements whereby the fixed interest rate coupon on certain debt was swapped to floating rates with the following terms as at March 31, 2004:

           -----------------------------------------------------------------------------------------------
                                                    SWAP              SWAP                 SWAP RATE
           DEBT                                    AMOUNT           MATURITY               (PERCENT)
           -----------------------------------------------------------------------------------------------
           6.95% medium-term notes                      $200    July 14, 2009               CDOR + 175 bps
           7.55% debentures                        U.S. $200    November 15, 2011     U.S. LIBOR + 194 bps
           ===============================================================================================


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  30

           During the first quarter of 2004 the Company realized a gain of $4 million from interest rate risk management activities.

           FOREIGN CURRENCY RISK MANAGEMENT

           At March 31, 2004 the Company had the following cross currency debt swaps:

           ---------------------------------------------------------------------------------------------
                                        SWAP                                    SWAP           INTEREST
           DEBT                        AMOUNT      CANADIAN EQUIVALENT        MATURITY           RATE
           ---------------------------------------------------------------------------------------------
           7.125% notes              U.S. $150           $  218          November 15, 2006        8.74%
           6.25% notes               U.S. $150           $  212          June 15, 2012            7.41%
           =============================================================================================

           During the first quarter of 2004 the Company realized an insignificant gain from foreign currency risk management activities.

           SALE OF ACCOUNTS RECEIVABLE

           In November 2003, the Company established a securitization program to sell, on a revolving basis, up to $250 million of accounts receivable to a third party. As at March 31, 2004, $250 million in outstanding accounts receivable had been sold under the program. The agreement includes a program fee based on Canadian commercial paper rates.


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  31

TERMS AND ABBREVIATIONS
bbls                                        barrels
bps                                         basis points
mbbls                                       thousand barrels
mbbls/day                                   thousand barrels per day
mmbbls                                      million barrels
mcf                                         thousand cubic feet
mmcf                                        million cubic feet
mmcf/day                                    million cubic feet per day
bcf                                         billion cubic feet
tcf                                         trillion cubic feet
boe                                         barrels of oil equivalent
mboe                                        thousand barrels of oil equivalent
mboe/day                                    thousand barrels of oil equivalent per day
mmboe                                       million barrels of oil equivalent
mcfge                                       thousand cubic feet of gas equivalent
GJ                                          gigajoule
mmbtu                                       million British Thermal Units
mmlt                                        million long tons
MW                                          megawatt
MWh                                         megawatt hour
NGL                                         natural gas liquids
WTI                                         West Texas Intermediate
NYMEX                                       New York Mercantile Exchange
NIT                                         NOVA Inventory Transfer (1)
LIBOR                                       London Interbank Offered Rate
CDOR                                        Certificate of Deposit Offered Rate
SEDAR                                       System for Electronic Document Analysis and Retrieval
FPSO                                        Floating production, storage and offloading vessel
OPEC                                        Organization of Petroleum Exporting Countries
Capital Employed                            Short- and long-term debt and shareholders' equity
Capital Expenditures                        Includes capitalized administrative expenses and
                                            capitalized interest but does not include proceeds or other assets
Cash                                        Flow from Operations
                                            Earnings from operations
                                            plus non-cash charges
                                            before change in non-cash
                                            working capital
Equity                                      Capital securities and accrued return, shares and retained earnings
Total Debt                                  Long-term debt including current portion and bank operating loans
hectare                                     1 hectare is equal to 2.47 acres
wildcat well                                Exploratory well drilled in an area where no production exists
feedstock                                   Raw materials which are processed into petroleum products

(1) Nova inventory transfer is an exchange or transfer of title of gas that has been received into the nova pipeline system but not yet delivered to a connecting pipeline.

Natural gas converted on the basis that six mcf equals one barrel of oil.

In this report, the terms "Husky Energy Inc.", "Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

Husky Energy will host a conference call for analysts and investors on Wednesday, April 21, 2004 at 4:15 p.m. Eastern time to discuss Husky's first quarter results.

To participate, please dial 1 (800) 640-7112 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1 (800) 818-6210 beginning at 4:05 p.m.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1 (800) 558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 21192068. The PostView will be available until Friday, May 21, 2004.

                                     - 30 -

For further information, please contact:

        Investor Relations                          Investor Relations
        Mr. Don Campbell                            Mr. Colin Luciuk
        Manager, Communications, Investor           Manager, Investor Relations
          Relations and Government Affairs          Husky Energy Inc.
        Husky Energy Inc.                           Tel: (403) 750-4938
        Tel: (403) 298-6153



  707 - 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
              Telephone: (403) 298-6111 Facsimile: (403) 750-5010
      Website: www.huskyenergy.ca e-mail: Investor.Relations@huskyenergy.ca


                             2004 HUSKY ENERGY INC. -- FIRST QUARTER RESULTS  32